SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

CYANOTECH CORPORATION

a Nevada corporation

(Name of Issuer and Jurisdiction)

Common Stock, $0.02 par value

(Title of Class of Securities)

CUSIP Number: 232437-202

Date of Event which requires filing of this Statement: January 9, 2008

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No.: 232437-202

1.	Names of the reporting persons: Bradley E. Baker
2.	Check the appropriate box if a member of a group (see instructions). (a) ☒ (b)
3.	SEC use only.
4.	Citizenship or place of organization: US

Number of Shares beneficially owned by each reporting person with:	5. Sole voting power: 272,755 shares*
6. Shared voting power:
7. Sole dispositive power: 272,755 shares*
8. Shared dispositive power:

9.	Aggregate amount beneficially owned by each reporting person: 272,755 Shares*

* as to shares held by Codding Enterprises; IRA SEP FBO Bradley E. Baker; Bradley E. Baker and Tina Baker JTWROS; Constance L. Codding Irrevocable Trust, Bradley E. Baker Trustee; and Codding Baker Investments, Inc.

10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions): ☐ Not applicable.
11.	Percent of class represented by amount in Row 9: 5.20%
12.	Type of reporting person (see instructions): IN

CUSIP No.: 232437-202

1.	Names of the reporting persons: Codding Enterprises, a California limited partnership
2.	Check the appropriate box if a member of a group (see instructions). (a) ☒ (b)
3.	SEC use only.
4.	Citizenship or place of organization: California

Number of Shares beneficially owned by each reporting person with:	5. Sole voting power: 175,863 shares
6. Shared voting power:
7. Sole dispositive power: 175,863 shares
8. Shared dispositive power:

9.	Aggregate amount beneficially owned by each reporting person: 175,863 Shares
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions): ☐ Not applicable.
11.	Percent of class represented by amount in Row 9: 3.35%
12.	Type of reporting person (see instructions): PN

CUSIP No.: 232437-202

1.	Names of the reporting persons: IRA SEP FBO Bradley E. Baker
2.	Check the appropriate box if a member of a group (see instructions). (a) ☒ (b)
3.	SEC use only.
4.	Citizenship or place of organization: US

Number of Shares beneficially owned by each reporting person with:	5. Sole voting power: 42,032 shares
6. Shared voting power:
7. Sole dispositive power: 42,032 shares
8. Shared dispositive power:

9.	Aggregate amount beneficially owned by each reporting person: 42,032 Shares
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions): ☐ Not applicable.
11.	Percent of class represented by amount in Row 9: 0.80%
12.	Type of reporting person (see instructions): IN

CUSIP No.: 232437-202

1.	Names of the reporting persons: Bradley E. Baker and Tina Baker, JTWROS
2.	Check the appropriate box if a member of a group (see instructions). (a) ☒ (b)
3.	SEC use only.
4.	Citizenship or place of organization: US

Number of Shares beneficially owned by each reporting person with:	5. Sole voting power: 29,550 shares
6. Shared voting power:
7. Sole dispositive power: 29,550 shares
8. Shared dispositive power:

9.	Aggregate amount beneficially owned by each reporting person: 29,550 Shares
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions): ☐ Not applicable.
11.	Percent of class represented by amount in Row 9: 0.56%
12.	Type of reporting person (see instructions): IN

CUSIP No.: 232437-202

1.	Names of the reporting persons: Constance L. Codding Irrevocable Trust, Bradley E. Baker, Trustee
2.	Check the appropriate box if a member of a group (see instructions). (a) ☒ (b)
3.	SEC use only.
4.	Citizenship or place of organization: US

Number of Shares beneficially owned by each reporting person with:	5. Sole voting power: 18,400 shares
6. Shared voting power:
7. Sole dispositive power: 18,400 shares
8. Shared dispositive power:

9.	Aggregate amount beneficially owned by each reporting person: 18,400 Shares
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions): ☐ Not applicable.
11.	Percent of class represented by amount in Row 9: 0.35%
12.	Type of reporting person (see instructions): IN

CUSIP No.: 232437-202

1.	Names of the reporting persons: Codding Baker Investments, Inc., a California corporation
2.	Check the appropriate box if a member of a group (see instructions). (a) ☒ (b)
3.	SEC use only.
4.	Citizenship or place of organization: California

Number of Shares beneficially owned by each reporting person with:	5. Sole voting power: 6,910 shares
6. Shared voting power:
7. Sole dispositive power: 6,910 shares
8. Shared dispositive power:

9.	Aggregate amount beneficially owned by each reporting person: 6,910 Shares
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions): ☐ Not applicable.
11.	Percent of class represented by amount in Row 9: 0.13%
12.	Type of reporting person (see instructions): CO

Item 1(a):	Name of Issuer:

Cyanotech Corporation

Item 1(b):	Address of Issuer’s Principal executive offices:

73-4460 Queen Kaahumanu Highway, Suite 102

Kailua-Kona, Hawaii, 96740

Item 2(a):	Name of Person Filing:

(i)	Codding Enterprises, a California limited partnership

(ii)	IRA SEP FBO Bradley E. Baker

(iii)	Bradley E. and Tina Baker JTWROS

(iv)	Constance L. Codding Irrevocable Trust, Bradley E. Baker, Trustee

(v)	Codding Baker Investments, Inc., a California corporation

Item 2(b):	Address:

1400 Valley House Drive, Suite 100

Rohnert Park, CA 94928

Item 2(c):	Citzenship:

(i)	a California limited partnership

(ii)	US

(iii)	US

(iv)	US

(v)	a California corporation

Item 2(d):	Title of class of securities:

Common

Item 2(e):	CUSIP No.

232437-202

Item 3:	If this Statement is filed pursuant to Rule 13d(1(b) or 13d-2(b) or (c), check whether the person filing is a: NOT APPLICABLE.

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐ An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

(b)	Percentage of Class:

No. of Shares	Registered I/N/O	% of Holding
175,863	Codding Enterprises, a CA limited partnership	3.35%
42,032	IRA SEP FBO Bradley E. Baker	0.80%
29,550	Bradley E. Baker and Tina Baker JTWROS	0.56%
18,400	Constance L. Codding Irrevocable Trust, Bradley E. Baker, TTEE	0.35%
6,910	Codding Baker Investments, Inc., a CA Corp.	0.13%

272,755	Totals	5.20%

(c)	Number of shares as to which such person has:

i.	Sole power to vote or direct the vote:

42,032	IRA SEP FBO Bradley E. Baker
18,400	Constance L. Codding Irrevocable Trust, Bradley E. Baker, TTEE
6,910	Codding Baker Investments, Inc., a CA Corp.
175,863	Codding Enterprises, a CA limited partnership
29,550	Brad and Tina Baker JTWROS

ii.	Shared power to vote or to direct the vote:

iii.	Sole power to dispose or to direct the disposition of:

42,032	IRA SEP FBO Bradley E. Baker
18,400	Constance L. Codding Irrevocable Trust, Bradley E. Baker, TTEE
175,863	Codding Enterprises, a CA limited partnership
29,550	Bradley E. Baker and Tina Baker JTWROS
6,910	Codding Baker Investments, Inc., a CA Corp.

iv.	Shared power to dispose or to direct the disposition of:

Item 5.	Ownership of Five Percent or less of a class. If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Not applicable.

Item 6.	Ownership of More than 5 percent on behalf of another person. If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not applicable.

Item 7.	Identification and Classification of the subsidiary which acquired the security being reported on by the Parent holding company or control person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Codding Enterprises	PN
IRA SEP FBO Bradley E. Baker	IN
Bradley E. Baker and Tina Baker JTWROS	IN
Constance L. Codding Irrevocable Trust, Bradley E. Baker, TTEE	OO
Codding Baker Investments, Inc.	CO

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below, I certify that to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2008

/s/ Bradley E. Baker

/s/ Bradley E. Baker
Codding Enterprises, Bradley E. Baker, Manager

/s/ Bradley E. Baker
IRA SEP FBO Bradley E. Baker

/s/ Bradley E. Baker
Bradley E. Baker and Tina Baker JTWROS

/s/ Bradley E. Baker
Constance L. Codding Irrevocable Trust, Bradley E. Baker, TTEE

/s/ Bradley E. Baker
Codding Baker Investments, Inc.,
Bradley E. Baker, President